Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total Renews Technical and Scientific Cooperation Agreement
with the State Polar Academy of St. Petersburg

Paris – June 27, 2003 – Total has renewed its technical and scientific cooperation agreement with the State Polar Academy of St. Petersburg for a further two years. This initiative, initiated on July 1, 2001, falls under the scope of the intergovernmental cooperation agreement signed by France and Russia in 1992.

Total and the State Polar Academy work together on regional projects whose objective is to promote sustainable economic and social development in the Russian Far North, while respecting the environment and traditionals of populations.

This cooperation, which is part of the Group’s sustainable development commitment, includes training highly qualified specialists; hosting and supervising students; conducting environmental, social and ethnological studies; providing logistical and financial support for the Academy, notably for Franco-Russian teacher exchanges; and developing distance learning via the Web.

The State Polar Academy was founded by Azourget Chaoukenbaeva, the Dean, and Professor Jean Malaurie, following joint Franco-Russian polar expeditions. The Board of Directors is chaired by Arthur Chilingarov, distinguished polar explorer, elected representative for the Nenets Autonomous Area and Deputy Speaker of the Duma, Russia’s parliament. These new offices were inaugurated on May 30 by French President, Jacques Chirac, an Russian Education Minister, Vladimir Filippov.

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